EXHIBIT 21

ROSE ROCK MIDSTREAM, L.P.
Subsidiaries

Entity	Place of Incorporation/Organization
Rose Rock Midstream Operating, LLC	Delaware
Rose Rock Midstream Energy GP, LLC	Delaware
Rose Rock Midstream Crude, L.P.	Delaware
Rose Rock Finance Corporation	Delaware
Rose Rock Midstream Field Services, LLC	Delaware
SemCrude Pipeline, L.L.C.	Delaware
Glass Mountain Holding, LLC	Oklahoma
Wattenberg Holding, LLC	Oklahoma